

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561





Our Ref.: HASE/TL/HL/04088

20th May, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement:
Proposed privatisation of Henderson China Holdings Limited
by Henderson Land Development Company Limited
by way of a scheme of arrangement ("Proposed Privatisation")

We enclose for your information a copy of the Company's announcement on 19th May, 2005 in relation to the Proposed Privatisation, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Encl.

TL/pm



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)



恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF HENDERSON CHINA HOLDINGS LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 99 OF THE COMPANIES ACT)

RESUMPTION OF TRADING IN SHARES OF HENDERSON CHINA HOLDINGS LIMITED

Financial Adviser to Henderson Land Development Company Limited

Morgan Stanley

MORGAN STANLEY DEAN WITTER ASIA LIMITED

SCHEME OF ARRANGEMENT

The respective directors of HLD and HCHL jointly announce that on 17th May, 2005, HLD requested the board of directors of HCHL to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HCHL by way of a scheme of arrangement under Section 99 of the Companies Act.

HLD proposes that the Scheme Shares will be cancelled in exchange for HK$7.50 in cash for each Scheme Share. The Cancellation Price represents a premium of approximately 56.25% over the closing price of HK$4.80 per Share as quoted on the Stock Exchange on 13th May, 2005 (being the last trading day prior to the suspension of trading in the Shares pending the issue of this announcement) and a premium of approximately 50.91% over the average closing price of HK$4.97 per Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including 13th May, 2005 and a discount of approximately 46.28% to the unaudited consolidated net asset value per Share as at 31st December, 2004. The Proposal will be implemented by way of the Scheme. The listing of the Shares on the Stock Exchange will be withdrawn following the effective date of the Scheme and HCHL will become an indirect wholly-owned subsidiary of HLD. The Proposal is conditional upon the fulfillment or waiver, as applicable, of the conditions as described in the section headed "Conditions of the Proposal" below. All of the conditions will have to be fulfilled or waived, as applicable, on or before 30th November, 2005 or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court of Bermuda may direct, failing which the Scheme will lapse.

As at the Announcement Date, the Scheme Shareholders were interested in 172,642,228 Shares, representing approximately 34.68% of the issued share capital of HCHL.

As at the Announcement Date, there were no options, warrants or convertible securities in respect of the Shares held by HLD or parties acting in concert with it or outstanding derivatives in respect of the Shares entered into by HLD or parties acting in concert with it. As at the Announcement Date, there were no outstanding options, warrants or convertible securities in respect of the Shares issued by HCHL.

The amount of cash required for the Proposal is approximately HK$1,295 million. HLD intends to finance the cash required for the Proposal from internal resources and/or bank borrowings. Morgan Stanley Dean Witter Asia Limited, HLD's financial adviser, is satisfied that sufficient financial resources are available to HLD for the implementation of the Proposal.

SHAREHOLDING IN HCHL

As at the Announcement Date, HLD held through its wholly-owned subsidiaries 325,133,977 Shares, representing approximately 65.32% of the issued share capital of HCHL. Such Shares will not form part of the Scheme Shares and will not be voted at the Court Meeting or the special general meeting of HCHL to approve and give effect to the Scheme. As at the Announcement Date, Canon International Limited held 24,328,000 Shares, Mr. Jackson Woo Ka Biu held 544,802 Shares and Ms. Carmen Woo Ka Man held 711,293 Shares, representing approximately 4.89%, approximately 0.11% and approximately 0.14% respectively of the issued share capital of HCHL. Canon International Limited is a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD. Mr. Jackson Woo Ka Biu is an alternate director of HLD

to Sir Po-shing Woo who is a non-executive director of HLD. Ms. Carmen Woo Ka Man is the daughter of Sir Po-shing Woo and the sister of Mr. Jackson Woo Ka Biu. Canon International Limited, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man are presumed to be parties acting in concert with HLD under the Takeovers Code.

DISPATCH OF SCHEME DOCUMENT

A scheme document of HCHL containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Companies Act, information regarding HCHL and HLD, valuation reports, the recommendation from Mr. Liang Shangli, the independent director of HCHL with respect to the Proposal and the Scheme, a letter of advice from the independent financial adviser to the independent director of HCHL, a notice of the Court Meeting and a notice of the special general meeting of HCHL, will be dispatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

SUSPENSION AND RESUMPTION OF TRADING

At the request of HCHL, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 17th May, 2005, pending the issue of this announcement. Application has been made by HCHL to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 20th May, 2005.

Shareholders and/or potential investors in HCHL should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

INTRODUCTION

On 17th May, 2005, HLD, the controlling shareholder of HCHL, holding through its wholly-owned subsidiaries approximately 65.32% of the issued share capital of HCHL as at the Announcement Date, requested the board of directors of HCHL to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HCHL by way of a scheme of arrangement under Section 99 of the Companies Act.

TERMS OF THE PROPOSAL

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive HK$7.50 in cash for each Scheme Share held.

The Cancellation Price of HK$7.50 per Scheme Share represents:

- a premium of approximately 56.25% over the closing price of HK$4.80 per Share as quoted on the Stock Exchange on 13th May, 2005 (being the last trading day prior to the suspension of trading in the Shares pending the issue of this announcement);

- a premium of approximately 50.91% over the average closing price of approximately HK$4.97 per Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including 13th May, 2005;

- a premium of approximately 54.00% over the average closing price of approximately HK$4.87 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 13th May, 2005;

- a premium of approximately 54.32% over the average closing price of approximately HK$4.86 per Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 13th May, 2005;

- a premium of approximately 74.42% over the average closing price of approximately HK$4.30 per Share based on the daily closing prices as quoted on the Stock Exchange over the 180 trading days up to and including 13th May, 2005; and

- a discount of approximately 46.28% to the unaudited consolidated net asset value per Share of approximately HK$13.96 as at 31st December, 2004.

On the basis of the Cancellation Price, which was arrived at on an arm's length and commercial basis after taking into account the above figures and with reference to other privatisation transactions in the past few years, the Proposal values the entire issued share capital of HCHL as at the Announcement Date at approximately HK$3,733 million. The amount of cash required for the Proposal is approximately HK$1,295 million. HLD intends to finance the cash required for the Proposal from internal resources and/or bank borrowings. Morgan Stanley Dean Witter Asia Limited, HLD's financial adviser, is satisfied that sufficient financial resources are available to HLD for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on HCHL and all Shareholders subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting, provided that:

    (i) the Scheme is approved (by way of poll) by the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting; and

    (ii) the Scheme is not disapproved by the Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders (by way of poll);

(b) the passing of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares by way of a reduction of the share capital of HCHL) by a majority of at least three-fourths of the votes cast by the Shareholders present and voting in person or by proxy, at a special general meeting of HCHL;

(c) the sanction of the Scheme (with or without modifications) by the Supreme Court of Bermuda and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court of Bermuda for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 46(2) of the Companies Act in relation to the reduction of the issued share capital of HCHL;

(e) all Authorizations (if any) in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in Bermuda and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorizations (if any) remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(g) all necessary consents which may be required under any existing contractual obligations of HCHL being obtained; and

(h) if required, the obtaining by HLD of such other necessary consent, approval, authorization, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

HLD reserves the right to waive conditions (e), (f), (g) and (h) either in whole or in part in respect of any particular matter. Condition (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30th November, 2005 (or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court of Bermuda may direct), failing which the Scheme will lapse.

Warning:

Shareholders and/or potential investors in HCHL should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out above being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

SHAREHOLDING STRUCTURE

The table below sets out the shareholding structure of HCHL as at the Announcement Date and immediately upon completion of the Proposal:

	As at the Announcement Date		Upon completion of the Proposal	
Shareholders	**Number of Shares**	**%**	**Number of Shares**	**%**
HLD Group	325,133,977	65.32	325,133,977	100
Jackson Woo Ka Biu *(note 1)*	544,802	0.11	—	—
Carmen Woo Ka Man *(note 2)*	711,293	0.14	—	—
Canon International Limited *(note 3)*	24,328,000	4.89	—	—
Sub-total	350,718,072	70.46	325,133,977	100
Independent Shareholders	147,058,133	29.54	—	—
Total	497,776,205	100.00	325,133,977	100

Notes:

1. An alternate director of HLD to Sir Po-shing Woo who is a non-executive director of HLD and therefore is presumed to be a party acting in concert with HLD under the Takeovers Code.

2. Carmen Woo Ka Man is the daughter of Sir Po-shing Woo and the sister of Mr. Jackson Woo Ka Biu and therefore is presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Canon International Limited is a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD. Canon International Limited is presumed to be a party acting in concert with HLD under the Takeovers Code.

Following the effective date of the Scheme and the withdrawal of listing of the Shares on the Stock Exchange, HCHL will become an indirect wholly-owned subsidiary of HLD.

As at the Announcement Date, there were no options, warrants or convertible securities in respect of the Shares held by HLD or parties acting in concert with it or outstanding derivatives in respect of the Shares entered into by HLD or parties acting in concert with it.

REASONS FOR AND BENEFITS OF THE PROPOSAL

The trading volume of the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the past 6 months preceding the Announcement Date of approximately 429,533 Shares has been less than 0.1% of the number of issued Shares. Since HLD already owns approximately 65.32% of HCHL as at the Announcement Date, the directors of HLD believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of HLD. In addition, Shareholders should note that no discussions have taken place (or are taking place) with any third party regarding the disposal of any of the Shares held by HLD and HLD intends to continue HCHL's businesses.

As the Cancellation Price represents a premium of approximately 56.25%, approximately 50.91%, approximately 54.00%, approximately 54.32% and approximately 74.42% over the 1-day, 10-day, 30-day, 60-day and 180-day average closing price per Share respectively and a discount of approximately 46.28% to the unaudited consolidated net asset value per Share as at 31st December, 2004, the directors of HLD believe that the Proposal will provide an opportunity for all Scheme Shareholders to realise their investments in HCHL at a premium to the prevailing market price of the Shares.

The directors of HLD consider that the Proposal is in the best interests of HLD and its shareholders as it will result in a more efficient operation with a more cost-effective group structure by making HCHL a wholly-owned subsidiary of HLD.

INFORMATION ON HCHL

HCHL is a company incorporated in Bermuda with limited liability, which shares have been listed on the Main Board of the Stock Exchange since 28th March, 1996. The principal business activities of the HCHL Group are property development and investment, project management, property management, finance and investment holding in the PRC.

A summary of the audited consolidated results of HCHL for each of the two financial years ended 30th June, 2004 and unaudited results for the six months ended 31st December, 2004 is set out below:

	For the six months ended	**For the year ended**	
	31/12/2004	**30/6/2004**	**30/6/2003**
			(restated)
	(unaudited)	*(audited)*	*(audited)*
	HK$'000	*HK$'000*	*HK$'000*
Turnover	34,667	93,329	188,330
Loss from ordinary activities before taxation	(8,129)	(12,477)	(367,300)
Loss from ordinary activities after taxation (but before minority interests)	(19,114)	(16,456)	(405,768)
Profit / (Loss) attributable to shareholders	(12,087)	15,752	(398,750)

As at 31st December, 2004, the unaudited consolidated net assets of HCHL was approximately HK$6,951 million or approximately HK$13.96 per Share.

At the time of listing of HCHL on 28th March, 1996, the Non-compete Agreement was entered into under which the Parent Company and Messrs. Lee have undertaken to HCHL not to directly or indirectly participate in, hold any right or interest in or otherwise be involved in any property project in the PRC (other than through HCHL), save for certain qualifications set out therein. The Non-compete Agreement will cease to have effect on the earliest of the date on which: (i) HCHL becomes a wholly-owned subsidiary of HLD; (ii) HLD ceases to be the controlling shareholder (as defined from time to time in the Listing Rules) of HCHL; (iii) the Parent Company ceases to be the controlling shareholder (as defined from time to time in the Listing Rules) of HLD; or (iv) the tenth anniversary of the date of listing of HCHL.

HCHL will become a wholly-owned subsidiary of HLD upon the Scheme becoming effective which will be an event upon which the Non-compete Agreement will cease to have effect. However, the Parent Company and Messrs. Lee have undertaken to HCHL that the Non-compete Agreement will not cease to have effect upon the Scheme becoming effective, and that the Non-compete Agreement will otherwise continue to have full force and effect subject to the terms and conditions therein.

INFORMATION ON HLD

HLD is incorporated in Hong Kong with limited liability, which shares are listed on the Main Board of the Stock Exchange. HLD, through its wholly-owned subsidiaries, held approximately 65.32% interest in the issued share capital of HCHL as at the Announcement Date. The principal activities of HLD Group are property development and investment, finance, building construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management.

WITHDRAWAL OF LISTING OF THE SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. HCHL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of a press announcement of the exact dates of the last day for dealing in the Shares and on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange will become effective. A detailed timetable of the Scheme will be included in the scheme document, which will also contain, inter alia, further details of the Scheme.

The listing of Shares on the Stock Exchange will not be withdrawn if the Scheme is not approved or has lapsed.

OVERSEAS SHAREHOLDERS

The making of the Proposal to and acceptance of the Proposal by Shareholders not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such Shareholders should inform themselves appropriately and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Shareholders wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

LISTING RULES IMPLICATION ON HLD

The Shares in which Canon International Limited are interested as at the Announcement Date have a value of approximately HK$182 million based on the Cancellation Price. As Canon International Limited is a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD, Canon International Limited is considered as a connected person of HLD, therefore the payment of the Cancellation Price to it in consideration for the cancellation of its interests in HCHL constitutes a connected transaction for HLD under the Listing Rules. The Shares in which Mr. Jackson Woo Ka Biu is interested as at the Announcement Date have a value of approximately HK$4 million based on the Cancellation Price. As Mr. Jackson Woo Ka Biu is a connected person of HLD, therefore the payment of the Cancellation Price to Mr. Jackson Woo Ka Biu in consideration for the cancellation of his interests in HCHL constitutes a connected transaction for HLD under the Listing Rules.

The Shares in which Ms. Carmen Woo Ka Man is interested as at the Announcement Date have a value of approximately HK$5 million based on the Cancellation Price. As Ms. Carmen Woo Ka Man is the daughter of Sir Po-shing Woo (a non-executive director of HLD) and the sister of Mr. Jackson Woo Ka Biu (an alternate director to Sir Po-shing Woo), Ms. Carmen Woo Ka Man is a connected person of HLD, therefore the payment of the Cancellation Price to Ms. Carmen Woo Ka Man in consideration for the cancellation of her interests in HCHL constitutes a connected transaction for HLD under the Listing Rules.

The aggregate value of Cancellation Price to be paid to Canon International Limited, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man is approximately HK$191 million. As each of the Applicable Percentage Ratios is less than 2.5%, HLD is subject to the reporting and announcement requirements but exempt from independent shareholders approval requirements under Rule 14A.32 of the Listing Rules.

MEETINGS AND SCHEME SHARES

As at the Announcement Date, HLD held through its wholly-owned subsidiaries 325,133,977 Shares, representing approximately 65.32% of the issued share capital of HCHL. Such Shares will not form part of the Scheme Shares and will not be voted at the Court Meeting or the special general meeting of HCHL to approve and give effect to the Scheme. As at the Announcement Date, Canon International Limited held 24,328,000 Shares, Mr. Jackson Woo Ka Biu held 544,802 Shares and Ms. Carmen Woo Ka Man held 711,293 Shares, representing approximately 4.89%, approximately 0.11% and approximately 0.14%, respectively of the issued share capital of HCHL. Canon International Limited is a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, all of whom are directors of HLD. Mr. Jackson Woo Ka Biu is an alternate director of HLD to Sir Po-shing Woo who is a non-executive director of HLD. Ms. Carmen Woo Ka Man is the daughter of Sir Po-shing Woo and the sister of Mr. Jackson Woo Ka Biu. Canon International Limited, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man are presumed to be parties acting in concert with HLD under the Takeovers Code.

Canon International Limited, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man will abstain from voting on the Scheme at the Court Meeting and the special general meeting of HCHL to approve and give effect to the Scheme, but the Shares held by them will form part of the Scheme Shares.

SUSPENSION AND RESUMPTION OF TRADING

At the request of HCHL, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 17th May, 2005, pending the issue of this announcement. Application has been made by HCHL to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 20th May, 2005.

GENERAL

HLD has appointed Morgan Stanley Dean Witter Asia Limited as its financial adviser in connection with the Proposal. Mr. Liang Shangli has been appointed, subject to clearance from the SFC, as an independent director of HCHL to advise the Independent Shareholders in connection with the Proposal. An independent financial adviser will be appointed to advise the independent director of HCHL in connection with the Proposal and the Scheme. An announcement will be made by HCHL after the appointment of the independent financial adviser to advise the independent director of HCHL.

In view of the relatively insignificant interest of Mr. Jackson Woo Ka Biu in the Shares representing only approximately 0.11% of the entire issued share capital of HCHL and the confirmation by Mr. Jackson Woo Ka Biu to the SFC prior to this Announcement confirming that (1) he has not been involved, or participated as an alternate director to Sir Po-shing Woo, in HLD's decision making process as regards the making of the Proposal; and (2) at any time prior to the effective date of the Scheme or the date on which the Scheme lapses (whichever is the earlier): (i) he will not be involved, or participate as an alternate director to Sir Po-shing Woo, in HLD's decision making process as regards the making of the Proposal; (ii) he will not take part or vote as a shareholder of HCHL at any meetings of shareholders of HCHL to approve the Proposal; and (iii) he will receive no ancillary benefit, and will be treated no differently than the other shareholders of HCHL, in respect of the Proposal, the SFC has ruled that Rule 2.4 of the Takeovers Code is not applicable to the Proposal. As such, the board of directors of HLD do not need to obtain independent advice as to whether the making of the Proposal is in the interests of the shareholders of HLD nor the approval of the Proposal by the shareholders of HLD. The directors of HLD other than Mr. Jackson Woo Ka Biu will participate in HLD's decision making process as regards the Proposal.

A scheme document of HCHL containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Companies Act, information regarding HCHL and HLD, valuation reports, the recommendation from Mr. Liang Shangli, the independent director of HCHL with respect to the Proposal and the Scheme, a letter of advice from the independent financial adviser to the independent director of HCHL, a notice of the Court Meeting and a notice of the special general meeting of HCHL will be dispatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

Save for the Proposal and the Scheme itself, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code between HLD or any person acting in concert with it and any other person in relation to shares of HLD or the Shares which might be material to the Proposal.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Announcement Date"	19th May 2005, being the date of this announcement
"Authorizations"	all the necessary authorizations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Applicable Percentage Ratios"	the percentage ratios other than profits ratio (all as defined in Rule 14.04(9) of the Listing Rules) applicable to the transaction contemplated under the Proposal in accordance with Chapter 14A of the Listing Rules
"Cancellation Price"	the cancellation price of HK$7.50 per Scheme Share payable in cash by HLD to the Scheme Shareholders
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Court Meeting"	a meeting of the Scheme Shareholders to be convened at the direction of the Supreme Court of Bermuda at which the Scheme will be voted upon
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any delegate thereof
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HCHL"	Henderson China Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange
"HCHL Group"	HCHL and its subsidiaries
"HLD"	Henderson Land Development Company Limited, the controlling shareholder of HCHL and a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange
"HLD Group"	HLD and its subsidiaries

"Independent Shareholders"	Shareholders other than the HLD Group and parties acting in concert with the HLD Group, which include Canon International Limited, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Messrs. Lee"	Messrs. Lee Shau Kee, Lee Ka Kit and Lee Ka Shing, all of whom are directors of HCHL and HLD
"Non-compete Agreement"	the non-compete agreement between the Parent Company, Messrs. Lee and HCHL dated 15th March, 1996
"Parent Company"	Henderson Development Limited, the controlling shareholder of HLD which owns approximately 61.87% in HLD and a private company incorporated in Hong Kong with limited liability. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust ("Unit Trust") owns all the issued ordinary shares of Henderson Development Limited. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Dr. Lee Shau Kee
"PRC"	the People's Republic of China
"Proposal"	the proposal for the privatisation of HCHL by HLD by way of the Scheme
"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	a scheme of arrangement under Section 99 of the Companies Act involving the cancellation of all Scheme Shares
"Scheme Share(s)"	Share(s) held by the Scheme Shareholders
"Scheme Shareholder(s)"	Shareholder(s) of HCHL other than HLD and its subsidiaries
"SFC"	Securities and Futures Commission
"Shareholders"	registered holders of Shares
"Shares"	shares of HK$1 each in the share capital of HCHL
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers

"trading day"	a day on which the Stock Exchange is open for the business of dealings in securities

By Order of the board of	By Order of the board of
Henderson Land Development Company Limited	**Henderson China Holdings Limited**
Timon LIU Cheung Yuen	**Richard LAW Cho Wa**
Company Secretary	*Company Secretary*

Hong Kong, 19th May 2005

As at the Announcement Date, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The directors of HLD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCHL Group and parties acting in concert with the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCHL Group and parties acting in concert with the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCHL Group and parties acting in concert with the HCHL Group) misleading.

As at the Announcement Date, the board of directors of HCHL comprises: (1) executive directors: Lee Ka Kit (Chairman), Lee Shau Kee, Colin Lam Ko Yin, Lee King Yue, Leung Sing, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun and Cheung Fong Ming; (2) non-executive directors: Wong Ying Wai, Kan Fook Yee and Philip Yuen Pak Yiu; and (3) independent non-executive directors: Liang Shangli, Gordon Kwong Che Keung and Leung Yuk Kwong.

The directors of HCHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group and parties acting in concert with the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD Group and parties acting in concert with the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD Group and parties acting in concert with the HLD Group) misleading.

* *for identification purposes only*

Please also refer to the published version of this announcement in South China Morning Post.